First Quarter 2023 The Bank of N.T. Butterfield & Son Limited Earnings Presentation April 25, 2023

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases and our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions (including our progress on subsequent closings of the acquisition of trust assets from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business, the impact of the COVID-19 pandemic, actions taken by governmental authorities in response to the pandemic, the eventual timing and duration of economic stabilization and recovery from the pandemic and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward- looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Craig Bridgewater Group Chief Financial Officer Michael Schrum President and Group Chief Risk Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Capital Efficient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Experienced Leadership Team • Overview • First Quarter 2023 Financials • Q&A Presenters Agenda • Leading market positions in Bermuda & Cayman • Expanding loan and mortgage offerings in The Channel Islands • Well-secured lending in all markets • Award winning banking and wealth management offerings ESG Membership Awards

First Quarter 2023 Highlights

- Net income and Core net income** of $62.2 million, or $1.24 per share
- Return on average common equity of 28.0%; core return on average tangible common equity** of 30.5%
- Net Interest Margin of 2.88%, cost of deposits of 1.10%
- Cash dividend rate of $0.44 per common share during the quarter
- First closing of previously announced acquisition of Credit Suisse trust assets

(In US$ millions)	Q1 2023	vs. Q4 2022 $	vs. Q4 2022 %	vs. Q1 2022 $	vs. Q1 2022 %
Net Interest Income	$ 97.4	$ 2.8		$ 21.5	
Non-Interest Income	50.2	(4.8)		0.3	
Provision for Credit Losses	(0.7)	0.9		(1.4)	
Non-Interest Expenses*	(84.8)	0.6		(1.8)	
Other Gains (Losses)	0.1	(0.5)		(0.7)	
Net Income	$ 62.2	$ (0.9)	(1.4)%	$ 17.9	40.3 %
Non-Core Items**	—	0.1		(0.3)	
Core Net Income**	$ 62.2	$ (1.0)	(1.6)%	$ 17.5	39.3 %

Return on Equity



19.7%
21.9%
24.5%
27.8%
28.5%
31.6%
31.6%
34.9%
28.0%
30.5%
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Return on Equity
Core Return on Average Tangible Common Equity**

Net Income
(In US$ millions)



$44.4
$44.7
$49.1
$50.2
$57.4
$57.6
$63.1
$63.2
$62.2
$62.2
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Net income
Core Net Income**

* Includes income taxes

** See the Appendix for a reconciliation of the non-GAAP measure

4

Financials

6 Net Interest Income before Provision for Credit Losses -Trend (In US$ millions) $75.9 $94.6 $97.4 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Net Interest Margin & Yields Income Statement Net Interest Income • Net interest income (“NII”) increased by $2.8 million versus the prior quarter primarily due to continued impact of higher market interest rates across the yield curve, which was partially offset by higher deposit costs predominantly in the Channel Islands • Net interest margin (“NIM”) increased by 9 basis points to 2.88% as of a result of improved earnings on treasury assets and loans partly offset by increasing deposit costs • The value of average investment balances decreased due to scheduled maturities in the MBS portfolio, offset by a decrease in net unrealized losses. Proceeds from the maturities were placed into treasury assets • Average loan balances increased in the first quarter compared to the prior quarter due to foreign currency movements in pound sterling denominated loans, offset in part by net paydowns in Bermuda and Cayman (In US$ millions) Q1 2023 vs. Q4 2022 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 2,943.9 3.74% $ 405.5 0.93 % Investments 5,720.2 2.12% (134.7) 0.09 % Loans (net) 5,040.7 6.23% 0.9 0.44 % Interest Earning Assets 13,704.7 3.98% 271.7 0.39 % Interest Bearing Liabilities 9,959.2 (1.51) % 308.4 (0.41) % Net Interest Margin 2.88% 0.09%

7 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q1 2023 vs. Q4 2022 Asset management $ 7.9 $ 0.5 Banking 13.6 (3.9) Foreign exchange revenue 10.7 (0.8) Trust 12.8 (0.9) Custody and other 3.3 — Other 1.8 0.3 Total Non-Interest Income $ 50.2 $ (4.8) $49.9 $54.9 $50.2 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 • As expected, non-interest income normalized in the first quarter, due to lower banking fees (lower card services fees) compared to the previous quarter that saw seasonally high credit and debit card transaction activity and, to a lesser extent, lower trust income and volume-driven foreign exchange revenue. This was partially offset by increased asset management fees, reflecting the impact of higher assets under management • The fee income ratio was 34.2% in the first quarter of 2023 which compares favorably to the peer average* and the 37.1% in the prior quarter Income Statement Non-Interest Income * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q4 2022 comparative data is used as Q1 2023 peer information was not widely available at time of publication.

8 Core Non-Interest Expense* Trend (In US$ millions)Core Non-Interest Expenses* vs. Q4 2022 (In US$ millions) Q1 2023 $ % Salaries & Benefits** $ 43.7 $ (1.0) (2.2) % Technology & Comm. 13.9 (0.4) (2.8) % Professional & O/S Services 5.0 0.8 18.6 % Property 7.4 (0.6) (7.4) % Indirect Taxes 5.7 0.4 6.8 % Marketing 1.5 (0.3) (17.0) % Intangible Amortization 1.4 — 1.7 % Other 5.3 0.7 14.0 %Total Core Non-Interest Expenses* $ 84.1 $ (0.5) (0.5) % Non-Core Expenses* — (0.1) (75.9) % Non-Interest Expenses $ 84.1 $ (0.6) (0.6) % $81.6 $84.5 $84.1 63.7% 55.6% 56.0% Core Efficiency Ratio* Core Non-Interest Expenses* Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 • Core non-interest expenses* were lower than the prior quarter, primarily as a result of a decrease in staff- related expenses due to non-recurring severance costs incurred in the prior quarter, and decreases in the other expense categories due to seasonality and optimization of spend • Core efficiency ratio* of 56.0% is relatively consistent with the prior quarter as expenses marginally decreased. Butterfield continues to target a through-cycle core efficiency ratio of 60% * See the Appendix for a reconciliation of the non-GAAP measure ** Includes Non-Service Employee Benefits Expense Income Statement Non-Interest Expenses

9 Balance Sheet Total Assets (In US$ billions) • Deposit volumes represent normal commercial movements • Period end deposit balances decreased by $0.6 billion to $12.3 billion compared to December 31, 2022 due to client deposit activation, primarily in the Channel Islands • Average deposits increased over the fourth quarter of 2022 by $0.3 billion from $12.5 billion to $12.8 billion in the current quarter • Butterfield’s balance sheet remains low in risk density (risk weighted assets/total assets) at 33.5% vs Q4 2022 (In US$ millions) Q1 2023 Q4 2022 % Cash and cash equivalents $ 1,345 $ 2,101 (36) % Reverse Repos & S/T Investments 1,263 944 34 % Investments 5,665 5,727 (1) % Loans (net) 5,022 5,096 (2) % Other Assets 438 437 — % Total Assets $ 13,733 $ 14,306 (4) % Int. Bearing Deposits $ 9,362 $ 9,951 (6) % Non-Int. Bearing Deposits 2,986 3,040 (2) % Other Liabilities 448 450 — % Shareholders’ Equity 937 865 8 % Total Liab. & Equity $ 13,733 $ 14,306 (4) % $15.3 $14.3 $13.7 $6.1 $5.7 $5.7 $5.1 $5.1 $5.0 Total assets Investments Loans Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 $13.9 $13.0 $12.3 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Total Deposits (In US$ billions)

10 Group (US$ Billions) Bermuda (US$ Billions) Deposit Composition by Segment Cayman (US$ Billions) Channel Islands (US$ Billions) 22% 23% 24% 23% 24% 57% 56% 55% 53% 49% 21% 21% 21% 24% 27% $13.9 $13.1 $12.5 $13.0 $12.3 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 25% 26% 25% 28% 27% 62% 62% 61% 57% 56% 13% 12% 14% 15% 17% $4.4 $4.4 $4.3 $4.3 $4.2 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 38% 41% 42% 40% 42% 48% 45% 44% 45% 43% 14% 14% 14% 15% 15% $4.9 $4.6 $4.5 $4.5 $4.5 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 1% —% —% 1% 1% 61% 61% 61% 57% 48% 38% 39% 39% 42% 51% $4.6 $4.0 $3.7 $4.2 $3.7 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023

11 34% 32% 29% 29% 28% 18% 18% 21% 23% 23% 48% 49% 50% 49% 49% $3.2 $3.4 $3.6 $3.6 $3.5 Bermuda Cayman UK and Channel Islands 2019 2020 2021 2022 Q1 2023 32% 29% 26% 24% 23% 2% 5% 7% 9% 9% 22% 18% 18% 21% 21% 45% 49% 48% 46% 47% $1.7 $1.6 $1.4 $1.4 $1.3 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 2019 2020 2021 2022 Q1 2023 Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billions) Loans 44% 44% 39% 37% 34% 18% 18% 20% 24% 23% 38% 38% 41% 39% 43% $5.1 $5.2 $5.2 $5.1 $5.0 Bermuda Cayman UK and Channel Islands 2019 2020 2021 2022 Q1 2023 Loan Portfolio Composition by Originating Segment (US$ Billions) 22% 20% 19% 43% 46% 78% 80% 81% 57% 54% $5.1 $5.2 $5.2 $5.1 $5.0 Fixed Floating 2019 2020 2021 2022 Q1 2023 Fixed vs. Floating Rate Loans (US$ Billions)

12 Loan-to-Deposit Ratio Balance Sheet Asset Mix Liquidity: Cash & Cash Equivalents** to Total Assets 36% 39% 40% 39% 41% 56% 60% 62% 65% NTB US Peer Median* Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 24% 20% 18% 21% 19% 10% 6% 5% 4% NTB US Peer Median* Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 • Butterfield takes a conservative approach to managing the liquidity and funding risk profile of its balance sheet. This involves the retention of a significant liquidity holding of cash or cash equivalent balances, comprised of interbank deposits and short-dated sovereign Canadian, UK and US Treasury Bills as well as maintaining significant liquidity facilities with correspondent banks • Butterfield also maintains capital, liquidity and funding buffers conservatively in excess of regulatory requirements * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2023 peer information was not widely available at time of publication and therefore not included. ** Includes securities purchased under agreements to resell and short-term investments.

13 Asset Quality Non-Accrual Loans (In US$ millions) $58.7 $63.1 $55.5 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Res Mtg 70.3% Consumer 3.7% Comm’l R/E 12.2% Other Comm’l 8.3% Government 5.5% Loan Distribution 0.01% 0.11% 0.01% Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio AAA 95.4% AA 4.2% A 0.4% $5.0 billion $5.7 billion Investment Portfolio Rating Distribution • Investment portfolio continues to be of very high credit quality with 95% comprised of AAA rated securities, primarily US Government guaranteed mortgage backed securities • Non-accrual loans declined slightly to 1.1% of gross loans versus 1.2% in the prior quarter • Allowance for credit losses at $25.4 million representing an ACL/Total loans of 0.5% • The net charge-off ratio continues to be low at 0.01% of total gross loans

Interest Rate Sensitivity

Average Balance - Balance Sheet

	Average Balances (US$Mil) Q1 2023	vs. Q4 2022	Duration	vs. Q4 2022	Weighted Average Life
Cash & Reverse Repos & S/T Invest.	$ 2,943.9	$ 405.5	0.2	(0.1)	N/A
AFS	2,005.6	(69.0)	3.4	(0.2)	4.4
HTM**	3,714.6	(65.7)	6.4	(0.1)	9.1
Total	$ 8,664.1	$ 270.8			

Interest Rate Sensitivity



(4.9)%
(2.4)%
1.2%
3.0%
2.4%
5.4%
-100bps
+100bps
+200bps
NTB
US Peer Median *

- Total investment portfolio duration was down slightly to 5.3 years compared to the fourth quarter of 2022 at 5.4 years
- NII models showed a reduction in asset sensitivity as the change in volume of fixed rate loans moderated compared to the prior quarter
- Unrealized losses on securities declined during the quarter. As of March 31, 2023, the Bank had $191.5 million in net unrealized losses in the AFS portfolio, compared with net unrealized losses of $220.2 million as at the end of the fourth quarter of 2022.

* Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q4 2022 comparative data is used as Q1 2023 peer information was not widely available at time of publication.

** The HTM portfolio is comprised of securities with negative convexity which typically exhibit lower prepayment speeds when assuming higher future rates.

14

Capital Requirements and Dividend Return

Regulatory Capital (Basel III) - Total Capital Ratio*



26.2%
13.5%
14.0%
Butterfield Current
BMA Minimum
US Peer Median***

Leverage Capital



7.0%
0.7%
6.3%
7.6%
0.1%
7.5%
Butterfield - Current
US Peer Median***
TCE/TA
TCE/TA Ex Cash

Dividend Payout Ratio**



60.5%
53.7%
40.7%
35.2%
2020
2021
2022
Q1 2023

- Regulatory capital levels remain conservatively above requirements
- Quarterly dividend rate continues at $0.44 per common share
- TCE/TA ratio of 6.3% has increased compared to 5.6% last quarter, due to a decrease in the accumulated other comprehensive loss in the "available for sale" investment portfolio due to lower US market interest rates quarter over quarter, and a change in deposit levels
- TCE/TA ex-cash and ex-OCI are 7.0% and 8.8%, respectively

* In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years.

** 2023 is based on year-to-date dividend and earnings per share

*** Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q4 2022 comparative data is used as Q1 2023 peer information was not widely available at time of publication.

15

Appendix

17 Balance Sheet Movements Deposit Composition by Currency (US$ billions)Deposit Movements (US$ millions) $(640) Change vs Q4 2022 Loan Movements (US$ millions) Loan Composition by Currency (US$ billions) -690 +50 $(80) Change vs Q4 2022 (120) +40 Volume FX Translation 73% 74% 75% 21% 20% 19% 5% 6% 6% $13.9 $13.0 $12.3 USD / USD Pegged GBP Other Total deposits Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 61% 61% 61% 38% 38% 38% 1% 1% 1% $5.1 $5.1 $5.0 USD / USD Pegged GBP Other Total loans Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)	2023	2022				2021			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Assets									
Cash and cash equivalents	$ 1,345	$ 2,101	$ 1,485	$ 1,340	$ 2,103	$ 2,180	$ 2,310	$ 2,766	$ 2,582
Reverse Repos & S/T Investments	1,263	944	995	1,516	1,601	1,295	1,446	1,651	1,236
Investments	5,665	5,727	5,805	5,970	6,111	6,237	5,984	5,605	5,426
Loans, Net	5,022	5,096	4,992	5,139	5,068	5,241	5,204	5,221	5,149
Other Assets	438	437	422	386	383	382	389	421	412
Total Assets	$ 13,733	$ 14,306	$ 13,699	$ 14,350	$ 15,266	$ 15,335	$ 15,332	$ 15,665	$ 14,805
Liabilities and Equity									
Total Deposits	$ 12,348	$ 12,991	$ 12,461	$ 13,075	$ 13,933	$ 13,870	$ 13,861	$ 14,193	$ 13,361
Long-Term Debt	172	172	172	172	172	172	172	172	172
Other Liabilities	275	278	311	300	319	316	325	334	335
Total Liabilities	$ 12,796	$ 13,441	$ 12,944	$ 13,547	$ 14,424	$ 14,358	$ 14,358	$ 14,698	$ 13,868
Common Equity	$ 937	$ 865	$ 755	$ 802	$ 842	$ 977	$ 974	$ 967	$ 936
Total Equity	$ 937	$ 865	$ 755	$ 802	$ 842	$ 977	$ 974	$ 967	$ 936
Total Liabilities and Equity	$ 13,733	$ 14,306	$ 13,699	$ 14,350	$ 15,266	$ 15,335	$ 15,332	$ 15,665	$ 14,805
Key Metrics									
CET 1 Ratio	22.2 %	20.3 %	18.9 %	17.7 %	17.3 %	17.6 %	16.9 %	16.1 %	16.4 %
Total Tier 1 Capital Ratio	22.2 %	20.3 %	18.9 %	17.7 %	17.3 %	17.6 %	16.9 %	16.1 %	16.4 %
Total Capital Ratio	26.2 %	24.1 %	22.7 %	21.4 %	20.9 %	21.2 %	20.4 %	19.5 %	20.0 %
Leverage ratio	7.2 %	6.7 %	6.4 %	5.8 %	5.5 %	5.6 %	5.5 %	5.2 %	5.4 %
Risk-Weighted Assets (in $ millions)	4,604	4,843	4,780	4,854	5,043	5,101	5,185	5,321	5,105
Risk-Weighted Assets / total assets	33.5 %	33.9 %	34.9 %	33.8 %	33.0 %	33.3 %	33.8 %	34.0 %	34.5 %
Tangible common equity ratio	6.3 %	5.6 %	5.0 %	5.1 %	5.0 %	5.8 %	5.8 %	5.6 %	5.7 %
Book value per common share (in $)	18.80	17.42	15.21	16.17	16.97	19.83	19.68	19.49	18.84
Tangible book value per share (in $)	17.32	15.92	13.76	14.61	15.30	18.08	17.92	17.67	17.00
Non-accrual loans/gross loans	1.1 %	1.2 %	1.2 %	1.2 %	1.2 %	1.2 %	1.2 %	1.3 %	1.4 %
Non-performing assets/total assets	0.6 %	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.6 %	0.7 %
Allowance for credit losses/total loans	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.6 %	0.6 %

18

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	Q1 2023			Q4 2022			Q1 2022		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash and cash equivalents, reverse repurchase agreements and short-term investments	$ 2,943.9	$ 27.1	3.74 %	$ 2,538.4	$ 18.0	2.81 %	$ 3,809.2	$ 1.0	0.11 %
Investment in securities	5,720.2	29.8	2.12 %	5,854.9	30.0	2.03 %	6,226.5	27.4	1.79 %
AFS	*2,005.6*	*8.9*	*1.80 %*	*2,074.5*	*8.9*	*1.71 %*	*3,352.8*	*11.9*	*1.44 %*
HTM	*3,714.6*	*20.9*	*2.28 %*	*3,780.3*	*21.1*	*2.21 %*	*2,873.6*	*15.6*	*2.20 %*
Loans	5,040.7	77.5	6.23 %	5,039.8	73.5	5.79 %	5,144.3	54.1	4.26 %
Commercial	*1,409.8*	*22.6*	*6.51 %*	*1,477.2*	*22.4*	*6.00 %*	*1,454.2*	*16.3*	*4.56 %*
Consumer	*3,630.9*	*54.9*	*6.13 %*	*3,562.6*	*51.2*	*5.70 %*	*3,690.1*	*37.7*	*4.14 %*
Total interest earning assets	13,704.7	134.5	3.98 %	13,433.0	121.5	3.59 %	15,180.0	82.5	2.20 %
Other assets	395.9			385.7			367.2		
Total assets	$ 14,100.7			$ 13,818.7			$ 15,547.1		
Liabilities									
Interest bearing deposits	$ 9,786.5	$ (34.7)	(1.44)%	$ 9,476.3	$ (24.5)	(1.02)%	$ 11,070.5	$ (4.3)	(0.16)%
Long-term debt	172.3	(2.4)	(5.65)%	172.2	(2.4)	(5.53)%	171.9	(2.4)	(5.66)%
Interest bearing liabilities	9,959.2	(37.1)	(1.51)%	9,650.7	(26.9)	(1.10)%	11,242.4	(6.7)	(0.24)%
Non-interest bearing customer deposits	2,993.5			3,039.0			3,024.3		
Other liabilities	241.1			254.2			323.3		
Total liabilities	$ 13,193.7			$ 12,943.9			$ 14,589.9		
Shareholders' equity	906.9			874.8			957.2		
Total liabilities and shareholders' equity	$ 14,100.7			$ 13,818.7			$ 15,547.1		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,745.6			$ 3,782.3			$ 3,937.6		
Net interest margin		$ 97.4	2.88 %		$ 94.6	2.79 %		$ 75.9	2.03 %

19

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2023 Q1	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1
Net Interest Income	$ 97.4	$ 94.6	$ 91.2	$ 82.0	$ 75.9	$ 74.5	$ 75.7	$ 74.7	$ 74.9
Non-Interest Income	50.2	54.9	49.9	51.8	49.9	52.7	49.0	48.8	47.6
Prov. for Credit (Losses) Recovery	(0.7)	(1.6)	(0.8)	(0.7)	0.7	0.6	—	1.0	1.5
Non-Interest Expenses*	84.8	85.4	82.9	84.0	82.9	84.6	85.2	85.6	81.7
Other Gains (Losses)	0.1	0.6	0.1	0.1	0.8	(1.6)	0.3	0.7	(0.8)
Net Income	$ 62.2	$ 63.1	$ 57.4	$ 49.1	$ 44.4	$ 41.7	$ 39.8	$ 39.6	$ 41.6
Non-Core Items**	$ —	$ 0.1	$ 0.2	$ 1.1	$ 0.3	$ 0.1	$ 0.2	$ 0.5	$ —
Core Net Income**	$ 62.2	$ 63.2	$ 57.6	$ 50.2	$ 44.7	$ 41.7	$ 40.0	$ 40.1	$ 41.6

Key Metrics	2023 Q1	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1
Loan Yield	6.23 %	5.79 %	5.05 %	4.48 %	4.26 %	4.18 %	4.22 %	4.28 %	4.37 %
Securities Yield	2.12	2.03	1.94	1.89	1.79	1.65	1.77	1.82	1.95
Cost of Deposits	1.10	0.78	0.34	0.16	0.12	0.12	0.11	0.10	0.12
Net Interest Margin	2.88	2.79	2.59	2.26	2.03	2.00	1.97	2.01	2.09
Core Efficiency Ratio**	56.0	55.6	57.0	60.2	63.7	64.7	66.3	66.3	64.8
Core ROATCE**	30.5	34.9	31.6	27.8	21.9	18.8	17.9	18.7	19.3
Fee Income Ratio	34.2	37.1	35.6	38.9	39.5	41.2	39.3	39.2	38.4
Fully Diluted Share Count (in millions of common shares)	50.1	50.0	49.8	49.8	49.8	49.8	49.9	49.9	49.9

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 23-24

20

21 (in millions of US Dollars, unless otherwise indicated) 2023 2022 2021 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Non-Interest Income Asset Management $ 7.9 $ 7.4 $ 7.4 $ 7.4 $ 7.5 $ 7.6 $ 7.4 $ 7.4 $ 7.4 Banking 13.6 17.5 14.1 12.9 12.7 15.4 12.6 12.5 11.4 FX Revenue 10.7 11.5 11.8 12.0 12.4 10.9 10.8 10.5 11.2 Trust 12.8 13.7 12.6 13.3 12.7 14.2 12.9 13.0 12.8 Custody & Other Admin. 3.3 3.4 3.3 3.3 3.6 3.9 3.7 3.8 3.8 Other 1.8 1.4 0.7 2.8 1.0 0.8 1.5 1.5 0.9 Total Non-Interest Income $ 50.2 $ 54.9 $ 49.9 $ 51.8 $ 49.9 $ 52.7 $ 49.0 $ 48.8 $ 47.6 Non-Interest Expense Salaries & Benefits* $ 43.7 $ 44.7 $ 42.0 $ 42.3 $ 41.0 $ 41.1 $ 42.0 $ 43.2 $ 39.0 Technology & Comm. 13.9 14.3 14.3 14.0 14.1 15.7 16.3 15.7 16.1 Professional & O/S Services 5.0 4.3 4.8 5.4 5.1 5.6 5.7 4.9 5.2 Property 7.4 8.0 7.9 7.6 7.9 8.0 7.8 7.6 7.4 Indirect Taxes 5.7 5.4 5.2 5.5 5.9 5.5 5.4 5.4 5.8 Marketing 1.5 1.8 1.5 1.6 1.5 1.2 0.9 1.0 1.4 Intangible Amortization 1.4 1.4 1.4 1.4 1.5 1.5 1.5 1.5 1.5 Other 5.3 4.7 4.9 5.2 5.0 5.2 4.8 5.4 4.6 Total Non-Interest Expense $ 84.1 $ 84.7 $ 82.0 $ 83.0 $ 82.0 $ 83.8 $ 84.4 $ 84.8 $ 80.9 Income Taxes 0.7 0.7 0.9 1.1 1.0 0.8 0.8 0.8 0.7 Total Expense incld. Taxes $ 84.8 $ 85.4 $ 82.9 $ 84.0 $ 82.9 $ 84.6 $ 85.2 $ 85.6 $ 81.7 *Includes non-service employee benefits Non-Interest Income & Expense Trends

22 (in millions of US Dollars, unless otherwise indicated) 2023 2022 2021 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Salaries & Benefits** $ 43.7 $ 44.7 $ 42.0 $ 41.2 $ 41.0 $ 41.1 $ 42.0 $ 41.8 $ 39.0 Technology & Comm. 13.9 14.3 14.3 14.0 14.1 15.7 16.3 15.7 16.1 Professional & O/S Services 5.0 4.2 4.7 5.4 4.9 5.5 5.6 4.9 5.2 Property 7.4 8.0 7.9 7.6 7.9 8.0 7.8 7.6 7.4 Indirect Taxes 5.7 5.4 5.2 5.5 5.9 5.5 5.4 5.4 5.8 Marketing 1.5 1.8 1.5 1.6 1.5 1.2 0.9 1.0 1.4 Intangible Amortization 1.4 1.4 1.4 1.4 1.5 1.5 1.5 1.5 1.5 Other 5.3 4.7 4.9 5.2 4.8 5.2 4.7 5.4 4.6 Total Core Non-Interest Expense* $ 84.1 $ 84.5 $ 81.8 $ 81.9 $ 81.6 $ 83.7 $ 84.2 $ 83.4 $ 80.9 Income Taxes 0.7 0.7 0.9 1.1 1.0 0.8 0.8 0.8 0.7 Total Core Expense incld. Taxes* $ 84.8 $ 85.3 $ 82.8 $ 83.0 $ 82.6 $ 84.5 $ 84.9 $ 84.2 $ 81.7 * See the reconciliation of non-GAAP measures on pages 23-24 ** Includes non-service employee benefits Core Non-Interest Expense* Trends

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)

		2023	2022			
		Q1	Q4	Q3	Q2	Q1
Net income	A	**$ 62.2**	**$ 63.1**	**$ 57.4**	**$ 49.1**	**$ 44.4**
Non-core expenses						
Early retirement program, voluntary separation, redundancies and other non-core compensation costs		—	—	—	1.0	—
Tax compliance review costs		—	0.1	0.2	—	0.1
Settlement of client-related tax inquiry		—	—	—	—	0.2
Total non-core expenses	C	$ —	$ 0.1	$ 0.2	$ 1.1	$ 0.3
Total non-core (gains), losses and expenses	D=B+C	**—**	**0.1**	**0.2**	**1.1**	**0.3**
Core net income to common shareholders	E=A+D	$ 62.2	$ 63.2	$ 57.6	$ 50.2	$ 44.7
Average shareholders' equity		902.5	791.2	799.0	804.6	912.8
Average common equity	F	902.5	791.2	799.0	804.6	912.8
Less: average goodwill and intangible assets		(74.2)	(73.4)	(75.1)	(80.0)	(84.7)
Average tangible common equity	G	828.3	717.8	723.9	724.6	828.1
Return on equity	A/F	**28.0 %**	**31.6 %**	**28.5 %**	**24.5 %**	**19.7 %**
Core return on average tangible common equity	E/G	**30.5 %**	**34.9 %**	**31.6 %**	**27.8 %**	**21.9 %**
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	50.1	50.0	49.8	49.8	49.8
Earnings per common share fully diluted	A/H	1.24	1.26	1.15	0.99	0.89
Non-core items per share	D/H	—	0.01	0.01	0.02	0.01
Core earnings per common share fully diluted	E/H	**1.24**	**1.27**	**1.16**	**1.01**	**0.90**
Core return on average tangible assets						
Total average assets	I	$ 14,115.6	$ 13,863.7	$ 14,160.1	$ 14,793.3	$ 15,449.0
Less: average goodwill and intangible assets		(74.2)	(73.4)	(75.1)	(80.0)	(84.7)
Average tangible assets	J	$ 14,041.4	$ 13,790.3	$ 14,085.0	$ 14,713.3	$ 15,364.3
Return on average assets	A/I	**1.8 %**	**1.8 %**	**1.6 %**	**1.3 %**	**1.2 %**
Core return on average tangible assets	E/J	**1.8 %**	**1.8 %**	**1.6 %**	**1.4 %**	**1.2 %**

23

Non-GAAP Reconciliation (continued)

(in millions of US Dollars, unless otherwise indicated)		2023 Q1	2022 Q4	2022 Q3	2022 Q2	2022 Q1
Tangible equity to tangible assets						
Shareholders' equity	K	$ 936.9	$ 864.8	$ 754.9	$ 802.4	$ 841.8
Less: goodwill and intangible assets		(74.1)	(74.4)	(71.9)	(77.5)	(82.9)
Tangible common equity	L	862.8	790.4	683.0	725.0	758.9
Total assets	M	13,732.7	14,306.1	13,699.3	14,349.9	15,266.0
Less: goodwill and intangible assets		(74.1)	(74.4)	(71.9)	(77.5)	(82.9)
Tangible assets	N	$ 13,658.6	$ 14,231.7	$ 13,627.5	$ 14,272.5	$ 15,183.1
Tangible common equity to tangible assets	L/N	6.3 %	5.6 %	5.0 %	5.1 %	5.0 %
Tangible book value per share						
Basic participating shares outstanding (in millions)	O	49.8	49.7	49.6	49.6	49.6
Tangible book value per common share	L/O	17.32	15.92	13.76	14.61	15.30
Efficiency ratio						
Non-interest expenses		$ 84.1	$ 84.7	$ 82.0	$ 83.0	$ 82.0
Less: Amortization of intangibles		(1.4)	(1.4)	(1.4)	(1.4)	(1.5)
Non-interest expenses before amortization of intangibles	P	82.7	83.3	80.6	81.6	80.5
Non-interest income		50.2	54.9	49.9	51.8	49.9
Net interest income before provision for credit losses		97.4	94.6	91.2	82.0	75.9
Net revenue before provision for credit losses and other gains/losses	Q	$ 147.5	$ 149.5	$ 141.1	$ 133.8	$ 125.8
Efficiency ratio	P/Q	56.0 %	55.7 %	57.1 %	61.0 %	64.0 %
Core efficiency ratio						
Non-interest expenses		$ 84.1	$ 84.7	$ 82.0	$ 83.0	$ 82.0
Less: non-core expenses	(C)	—	(0.1)	(0.2)	(1.1)	(0.3)
Less: amortization of intangibles		(1.4)	(1.4)	(1.4)	(1.4)	(1.5)
Core non-interest expenses before amortization of intangibles	R	82.7	83.1	80.4	80.5	80.1
Net revenue before provision for credit losses and other gains/losses	Q	147.5	149.5	141.1	133.8	125.8
Core efficiency ratio	R/Q	56.0 %	55.6 %	57.0 %	60.2 %	63.7 %

24

25 Our peer group includes the following banks, noted by their ticker symbols: Peer Group • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Bank System, Inc. (CBU) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC) • First Republic Bank (FRC) • UMB Financial Corporation (UMBF)